                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         GK Intelligent Systems, Inc.
           --------------------------------------------------------
                               (Name of issuer)

                   Common Stock, par value $0.001 per share
           --------------------------------------------------------
                        (Title of class of securities)

                                   361751100
           --------------------------------------------------------
                                (CUSIP number)

                                 Gerald Allen
                          5555 San Felipe, Suite 625
                             Houston, Texas 77056
                                (713) 840-7722
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                March 31, 1998
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  Page 1 of 4
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                              CUSIP No. 361751100

(1) Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons

        Gerald Allen
------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group*
          (a) / /
          (b) / /
------------------------------------------------------------------------
(3) SEC Use Only

------------------------------------------------------------------------
(4) Source of Funds*

    PF, SC
------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                             / /
------------------------------------------------------------------------
(6) Citizenship or Place of Organization
     United States
------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                    1,998,000
   NUMBER OF                -------------------------------------------
    SHARES                    (8)  Shared Voting Power
 BENEFICIALLY                          28,860
   OWNED BY                 -------------------------------------------
     EACH                     (9)  Sole Dispositive Power
  REPORTING
 PERSON WITH                        1,998,000
                             -------------------------------------------
                              (10) Shared Dispositive Power
                                       28,860
------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,026,860
------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                             / /
------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.6%
------------------------------------------------------------------------
(14) Type of Reporting Person*
     Gerald Allen                                       IN
------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of GK Intelligent Systems, Inc. ("GKI") (the "Issuer"), a Delaware corporation, 5555 San Felipe, Suite 625, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Gerald Allen

     (b)  5555 San Felipe, Suite 625, Houston, Texas 77056.

     (c)  Director, GK Intelligent Systems, Inc.

     (d)  n/a

     (e)  n/a

     (f)  United States

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Personal funds and includes 1,000,000 shares of Issuer common stock as compensation.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  2,026,860 6.6%

     (b)  Sole voting and dispositive power   -- 1,998,000
          Shared voting and dispositive power --    28,860

Mr. Allen shares voting and dispositive power as a Member in LK Resources, L.C.

     (c)  None


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     n/a

                                  Page 3 of 4
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          n/a

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 1999               GERALD ALLEN

                                         /s/  Gerald Allen
                                       --------------------------------
                                         By: Gerald Allen


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